1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

Jay Williamson, Esq.

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

100 F. Street N.E.

Washington, D.C. 20549

April 28, 2017

Re:	Olden Lane Trust Series 2
Registration Statement on Form S-6
Filed December 29, 2016
File Nos. 333-215359 and 812-14436

Dear Mr. Williamson,

We are submitting this correspondence on behalf of our client, Olden Lane Trust Series 2 (the “Trust”). Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) initially provided written comments on January 24, 2017 regarding the above-referenced registration statement (the “Registration Statement”) on Form S-6 under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register units of the Trust. The Trust responded to these comments via correspondence filed electronically on February 10, 2017. Mr. Williamson provided a subsequent comment to the Registration Statement on April 28, 2017. The following is the Staff’s comment and the Trust’s response:

Prospectus

1.	The table of Essential Information currently provides that the Termination Date of the Trust is as follows: “The Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust portfolio. The Trust may be terminated prior to the Termination Date as described in ‘Trust Administration – Dissolution of the Trust’ below.” Please update this disclosure to also provide a specific date as to which the Trust will be terminated.

Response: The table of Essential Information has been revised to provide that the Termination Date of the Trust is as follows (new language is underlined):

“The Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust portfolio, but not later than December 1, 2027. The Trust may be terminated prior to the Termination Date as described in ‘Trust Administration – Dissolution of the Trust’ below.”

The Trust will file, pursuant to Rule 497 under the Securities Act, an updated prospectus reflecting the above revision.

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Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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